Exhibit 21.1

Subsidiaries of Fluence Energy, Inc.

Legal Name	State or Other Jurisdiction of Incorporation or Organization
Fluence Energy, LLC	Delaware
Fluence Energy GmbH	Germany
Fluence Energy Pty Ltd	Australia
Fluence Energy Global Production Operation, LLC	Delaware
Fluence Energy Singapore Pte. Ltd.	Singapore
Fluence Energy Inc.	Philippines
Fluence Energy B.V.	Netherlands
Fluence Energy AG	Switzerland
Fluence Energy Chile SpA	Chile
Fluence BESS India Private Limited	India
Fluence Energy Canada Inc.	Canada
Fluence Energy UK Limited	United Kingdom
Fluence Energy Taiwan Ltd.	Taiwan
Fluence Energy Ireland Limited	Ireland
Fluence Energy Japan GK	Japan